Exhibit 3

OPERATING AND FINANCIAL REVIEW

You should read the following discussion of our operating and ﬁnancial condition and prospects in conjunction with the ﬁnancial statements and the notes thereto included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F filed on March 22, 2012.

U.S. dollar amounts herein (other than amounts that were originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of March 31, 2012 ($1 = NIS 3.715). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Forward Looking Statements

The following discussion contains “forward-looking statements”, including statements regarding expectations, beliefs, intentions or strategies for the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions, and are subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials, and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization, and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model, strategic plans for our business and therapeutic candidates;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	competitive companies, technologies and our industry; and

•	statements as to the impact of the political and security situation in Israel on our business.

Overview

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or address unmet medical needs. Our current development pipeline consists of ﬁve clinical therapeutic candidates: BL-1020, BL-1021, BL-1040, BL-5010 and BL-7040. In addition, we have eleven therapeutic candidates in pre-clinical development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. We also operate, with substantial ﬁnancial support of the Office of the Chief Scientist of the Israeli Ministry of Trade and Industry (OCS), a biotechnology incubator to evaluate therapeutic candidates. As of March 31, 2012, we have received approximately NIS 52.0 million ($14.0 million) in grants in the form of loans from the OCS to operate the incubator, which does not include NIS 21.6 million ($5.8 million) we have received from the OCS outside of the incubator agreement as of that date. Such amounts include loans equal to approximately NIS 32.7 million ($8.8 million) for terminated programs. We are not required to repay loans for terminated programs. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

The following is a description of our ﬁve clinical therapeutic candidates:

•
BL-1020 is an orally available drug in development for the treatment of schizophrenia. In September 2009, we announced positive topline results from a phase 2b clinical trial of BL-1020. In June 2011, we commenced the phase 2/3 CLARITY trial of BL-1020, which is currently being carried out at clinical sites in Romania and India.

•
BL-1040 is a novel resorbable polymer solution for use in the prevention of cardiac remodeling that may occur in patients who have suffered an AMI. BL-1040 is being developed as a medical device. In March 2010, we announced positive results from a phase 1/2 clinical trial. We have entered into an exclusive, worldwide, royalty-bearing out-licensing arrangement with Ikaria Development Subsidiary One LLC, a subsidiary of Ikaria, Inc., or Ikaria with respect to the development, manufacture and commercialization of BL-1040. In December 2011, Ikaria commenced PRESERVATION 1, a CE Mark registration clinical trial of BL-1040 (now called by Ikaria “Bioabsorbable Cardiac Matrix,” or BCM).

•
BL-5010 is a novel therapeutic candidate for the non-surgical removal of skin lesions. In December 2010, we announced positive results from a phase 1/2 clinical trial of BL-5010. BL-5010 has received European confirmation from the British Standards Institution Notified Body (BSI) in the UK, of the regulatory pathway classification as a Class IIa medical device. We are currently evaluating the most advantageous ways to progress with this therapeutic candidate from a clinical and business perspective.

•
BL-1021 is a new chemical entity in development for the treatment of neuropathic pain. We recently completed a phase 1a clinical trial to assess safety, tolerability and pharmacokinetics of a single administration of BL-1021 at doses between 10 mg and 80 mg in healthy volunteers. Study results demonstrated that a single administration of BL-1021 in the dose range examined was safe and well tolerated, with no significant changes noted in vital signs, ECG or laboratory safety parameters at any dose when compared either to baseline measurements or to the placebo group. In addition, preliminary modeling of the pharmacokinetic data collected in this trial predicts that a once daily administration of BL-1021 at the dose levels assessed will enable reaching effective doses in patients.

•
BL-7040 is an orally available synthetic oligonucleotide which we intend to develop for the treatment of IBD. We anticipate commencing a phase 2 study to evaluate the effectiveness of BL-7040 for the treatment of IBD in the first half of 2012, and in March 2012 we received regulatory approval to do so.

In 2009, we entered into an exclusive, worldwide, royalty-bearing licensing arrangement with Ikaria. Under the agreement, we granted Ikaria an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 for use in the prevention, mitigation and treatment of injuries to the myocardial tissue of the heart. Under the arrangement, Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or products related thereto. We received an upfront payment of $7.0 million upon the execution of the license agreement. Upon successful completion of the phase 1/2 clinical trial, Ikaria paid us a milestone payment of $10.0 million in March 2010, and we are entitled to receive additional milestone and royalty payments upon the occurrence of certain events.

In June 2010, we entered into an exclusive, royalty-bearing out-licensing arrangement with Cypress Bioscience with regard to BL-1020, covering the United States, Canada and Mexico, which became effective in August 2010. We received an upfront fee of $30.0 million from Cypress Bioscience upon the effectiveness of the agreement. In May 2011, following the acquisition of Cypress Bioscience by Royalty Pharma earlier in the year, we reacquired all of the rights to develop and commercialize BL-1020 from Cypress Bioscience and currently hold full global rights to the product. We are continuing to develop BL-1020, and commenced the phase 2/3 CLARITY trial in June 2011. Concurrent with the conduct of the trial and in accordance with our business strategy, we have renewed our efforts to seek an out-licensing partner for the continued development and commercialization of BL-1020 at its more advanced stages.

We have funded our operations primarily through the sale of equity securities (both in private placements and in three public offerings on the TASE), funding received from the OCS, payments received under the licensing arrangements with Ikaria and Cypress Bioscience, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from Ikaria, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of March 31, 2012, we held approximately $36.4 million of cash, cash equivalents and short-term bank deposits, based on the exchange rate reported by the Bank of Israel as of March 31, 2012.

Recent Company Developments

Capital Raising: In February 2012, we completed a private placement to healthcare-focused U.S. institutional investors of 5.2 million ADSs at a purchase price of $2.86 per ADS, and warrants to purchase up to 2.6 million additional ADSs at an exercise price of $3.57 per ADS. The offering raised $15.0 million, with net proceeds of approximately $14.1 million.

HCV Therapeutic Candidates: In January 2012, we signed a worldwide, exclusive license agreement with Genoscience, a French company focused on viral disease therapeutics, to develop and commercialize BL-8020, an orally available treatment for Hepatitis C. BL-8020’s safety and efficacy have been demonstrated in pre-clinical studies, which show that BL-8020, when combined with other anti-Hepatitis C virus (HCV) agents, has a synergistic effect. In February 2012, we signed a worldwide, exclusive license agreement with Genoscience and RFS Pharma to develop and commercialize BL-8030, an orally available treatment for Hepatitis C. BL-8030 has been shown to have excellent antiviral activity against various HCV genotypes. Pre-clinical studies have demonstrated an improved resistance profile against common protease inhibitor mutants, resulting in a lower probability that the virus will develop resistance to treatment. In addition, BL-8030 has demonstrated a good toxicity profile in pre-clinical studies.

Addition and Termination of Therapeutic Candidates: As part of its business strategy, we continue to actively source, rigorously evaluate and in-license selected therapeutic candidates. From the beginning of 2012 through the date of this announcement, we added three projects to our pipeline (BL-8010, BL-8020 and BL-8030), allin pre-clinical stages. In line with our business strategy, we also terminated two projects (BL-6010 and BL-7030) during this time period due to lack of efficacy or other scientific considerations, both in early pre-clinical stages. BL-6010 was intended to treat Type 2 diabetes and until its termination was conducted by our incubator. BL-7030 was intended to treat cancer.

Revenues

Our revenues to date have been generated primarily from milestone payments under our licensing arrangements with Ikaria and the amounts we have received to date from Cypress Bioscience. We entered into a license and collaboration agreement with Ikaria in July 2009, which was amended and restated in August 2009. Ikaria subsequently paid us an up-front payment of $7.0 million. In addition, upon successful completion of the phase 1/2 clinical trial, Ikaria paid us a milestone payment of $10.0 million, which was subject to a 15% withholding tax in the United States. We received a full refund of the tax withheld from the U.S. Internal Revenue Service in the third quarter of 2011. In June 2010, we entered into a license agreement with Cypress Bioscience. Under the terms of the license agreement, we received an upfront fee of $30.0 million. The license agreement with Cypress Bioscience was terminated, effective as of May 31, 2011.

Under the terms of our agreement with Ikaria, in addition to the payments mentioned above, the maximum future development-related payments to which we are entitled is $115.5 million. We are also entitled to maximum commercialization milestone payments of $150.0 million, subject to the terms and conditions of the license agreement. Certain payments we have received from Ikaria have been subject to a 15% withholding tax in the United States, and certain payments we may receive in the future, if at all, may also be subject to a 15% withholding tax in the United States. Receipt of any milestone payment under the Ikaria agreement depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. We believe that we may be entitled to a refund of withholding taxes paid in connection with future payments from the U.S. government but there can be no assurance that we will be able to obtain such a refund. In addition, we may be able to use U.S. taxes withheld from future payments to us as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. Our payments to our in-licensors are to be made from the net consideration received from our out-licensees.

We expect our revenues for the next several years to be derived primarily from payments under our current agreement with Ikaria, as well as additional collaborations that we may enter into in the future, including with regard to BL-1020, BL-1021, BL-5010, BL-7040 or other therapeutic candidates. Furthermore, we may receive future royalties on product sales, if any, under our agreement with Ikaria, as well as under any future agreement relating to BL-1020, BL-1021, BL-5010, BL-7040 or other compounds.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We primarily use external service providers to manufacture our product candidates for clinical trials and for the majority of our preclinical and clinical development work. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

The following table identiﬁes our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
BL-1020	Phase 2/3 CLARITY trial	CLARITY study results – mid-2013
BL-1040	CE registration pivotal trial	Study results - 2013
BL-5010	Completed phase 1/2	We are currently evaluating the most advantageous ways to progress with this therapeutic candidate from a clinical and business perspective
BL-1021	Completed phase 1a	Phase 1b multiple ascending dose study
BL-7040	Expecting to commence phase 2a trial to evaluate the safety and effectiveness of BL-7040 for the treatment of IBD	Study results - end of 2012

In addition to the projects set forth above, the following table identifies our current portfolio of projects that are in the preclinical stages of development. Such projects have significantly lower costs due to their stage of development.

Project	Description	Indication	Status
BL-8020	Small molecule	Hepatitis C	Preclinical studies
BL-7010	Polymer	Celiac disease	Preclinical studies
BL-6030/1	Small molecule	Bacterial infection	Preclinical studies
BL-5040	Protein	Cachexia	Preclinical studies
BL-6020	Small molecule	Cachexia	Preclinical studies
BL-6040	Small molecule	Rheumatoid arthritis	Preclinical studies
BL-7020	Protein	Psoriasis	Preclinical studies
BL-7050	Small molecule	Neuropathic pain	Preclinical studies
BL-7060	Peptide	Acute myocardial infarction	Preclinical studies
BL-8010	Peptide	Retinopathy	Preclinical studies
BL-8030	Small molecule	Hepatitis C	Preclinical studies

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less signiﬁcant projects on an aggregate basis, for the years ended December 31, 2009, 2010 and 2011; for the three months ended March 31, 2012; and on an aggregate basis since project inception. Certain of such costs are covered by OCS funding, although OCS funds received have not been deducted from the direct project costs in the table.

	Year Ended December 31,			Three Months Ended March 31,	Total Costs Since Project
	2009	2010	2011	2012	Inception
	(in thousands of U.S. dollars)
BL-1020	11,820	450	2,765	1,419	45,529
BL-1040	2,050	167	3	-	10,227
BL-5010	860	384	94	27	2,031
BL-1021	1,010	924	466	33	7,092
BL-7040	-	-	465	166	631
Other projects	1,240	1,704	3,262	1,050	22,934
Total gross direct project costs (1)	16,980	3,629	7,055	2,695	88,444

(1)
Does not include indirect project costs and overhead, including payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our ﬁnancial statements. Certain of such costs are also covered by OCS funding.

As indicated in the above table, a signiﬁcant portion of our research and development costs have been incurred in connection with our BL-1020 project. We expect to continue to incur significant additional costs on the BL-1020 project through 2013, as a result of the phase 2/3 CLARITY study that we are currently conducting.

From our inception through March 31, 2012, we have incurred research and development expense of approximately NIS 465.5 million ($125.0 million). We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain therapeutic candidates or projects in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate.

The cost of clinical trials may vary signiﬁcantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate in the clinical trials;

•	the duration of patient follow-up;

•	whether the patients require hospitalization or can be treated on an out-patient basis;

•	the development stage of the therapeutic candidate; and

•	the efficacy and safety proﬁle of the therapeutic candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical trials and preclinical product development projects and place signiﬁcant emphasis on in-licensing new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inﬂows from our projects.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation for employees in business development and marketing functions. Other signiﬁcant sales and marketing costs include costs for marketing and communication materials, professional fees for outside market research and consulting, legal services related to partnering transactions and travel costs.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, ﬁnance, legal, investor relations, information technology and human resources. Other signiﬁcant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

Financial Expense and Income

Financial expense and income consists of interest earned on our cash, cash equivalents and short-term bank deposits; bank fees and other transactional costs; and expense or income resulting from ﬂuctuations of the dollar and other currencies, in which a portion of our assets and liabilities are denominated, against the NIS (our functional currency).

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of derivative liabilities on account of the warrants issued in the private placement which we conducted in February 2012. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). In addition, non-operating expense and income includes the pro-rata share of issuance expenses from the private placement related to the warrants.

Significant Accounting Policies and Estimates

We describe our signiﬁcant accounting policies more fully in Note 2 to our consolidated ﬁnancial statements for the year ended December 31, 2011.

The discussion and analysis of our ﬁnancial condition and results of operations is based on our ﬁnancial statements, which we prepare in accordance with IFRS. The preparation of these ﬁnancial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the ﬁnancial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations – Overview

Revenues

We did not record any revenues during each of the three-month periods ended March 31, 2012 and 2011.

Cost of revenues

We did not record any cost of revenues during each of the three-month periods ended March 31, 2012 and 2011.

Research and development expenses

At December 31, 2010, our drug development pipeline consisted of 10 therapeutic candidates. During 2011, we added six new compounds to our pipeline, and discontinued the development of one compound from the pipeline, so that our drug development pipeline as of December 31, 2011 consisted of 15 therapeutic candidates. During the first three months of 2012, we added three new compounds to our pipeline and discontinued the development of two compounds from the pipeline, so that our drug development pipeline as of March 31, 2012 consisted of 16 therapeutic candidates.

Operating Results Comparison between Periods

Revenues and cost of revenues

See discussion under “Results of Operations - Overview” above.

Research and development expenses

	Three months ended March 31,
	2011	2012	Increase (decrease)
	(in thousands of NIS)

Research and development expenses, net	6,384	14,675	8,291

Research and development expenses for the three months ended March 31, 2012 were NIS 14.7 million ($3.9 million), an increase of NIS 8.3 million ($2.2 million), or 130%, compared to NIS 6.4 million ($1.7 million) for the three months ended March 31, 2011. The increase resulted primarily from expenses associated with the CLARITY clinical trial in respect of BL-1020, which commenced at the end of June 2011. In addition, the increase reflects a ramp-up in spending on a number of other existing projects, including new projects introduced during 2011 and the ﬁrst three months of 2012.

Sales and marketing expenses

	Three months ended March 31,
	2011	2012	Increase (decrease)
	(in thousands of NIS)

Sales and marketing expenses	750	766	16

Sales and marketing expenses for the three months ended March 31, 2012 were NIS 0.8 million ($0.2 million), similar to the three months ended March 31, 2011.

General and administrative expenses

	Three months ended March 31,
	2011	2012	Increase (decrease)
	(in thousands of NIS)

General and administrative expenses	2,926	3,525	599

General and administrative expenses for the three months ended March 31, 2012 were NIS 3.5 million ($1.0 million), an increase of NIS 0.6 million ($0.2 million), or 20%, compared to NIS 2.9 million ($0.8 million) for the three months ended March 31, 2011. The increase resulted primarily from professional services and travel expenses associated with our being listed on NASDAQ since July 2011.

Non-operating income, net

	Three months ended March 31,
	2011	2012	Increase (decrease)
	(in thousands of NIS)

Non-operating income, net	-	2,819	2,819

Non-operating income for the three months ended March 31, 2012 results from a NIS 4.0 million ($1.1 million) fair-value adjustment of derivative liabilities on account of the warrants issued in the private placement which we conducted in February 2012, offset by issuance expenses in the amount of NIS 1.2 million ($0.3 million) from the private placement related to the warrants.

Financial expenses, net

	Three months ended March 31,
	2011	2012	Increase (decrease)
	(in thousands of NIS)

Financial income	1,183	446	(737)
Financial expenses	(2,767)	(2,231)	(536)
Net financial expenses	(1,584)	(1,785)	(201)

We recognized net ﬁnancial expenses of NIS 1.8 million  ($0.5 million) for the three months ended March 31, 2012, an increase of NIS 0.2 million ($0.1 million), compared to net ﬁnancial expenses of NIS 1.6 million ($0.4 million) for the three months ended March 31, 2011. The increase in net ﬁnancial expenses resulted primarily from a decrease in the average exchange rate of foreign currencies in relation to the NIS during the three months ended March 31, 2012, which had a negative effect on our net assets denominated in such foreign currencies during that period.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel) and private offerings of our equity securities, grants and loans from the OCS, and payments received under our strategic licensing arrangements. At March 31, 2012, we held approximately NIS 135.2 million ($36.4 million) in cash, cash equivalents and short-term bank deposits.

Net cash used in operating activities was NIS 12.9 million ($3.5 million) for the three months ended March 31, 2012, compared with net cash used in operating activities of NIS 8.4 million ($2.3 million) for the three months ended March 2011. The NIS 4.5 million ($1.2 million) increase in net cash used in operating activities during the three-month period in 2012, compared to the three-month period in 2011, was primarily the result of increased research and development spending.

Net cash provided by investing activities for the three months ended March 31, 2012 was NIS 22.1 million ($5.9 million), compared to net cash used in investing activities of NIS 48.0 million ($12.9 million) for the three months ended March 2011. The cash ﬂows provided by investing activities relates primarily to a net increase in the amount of our short-term bank deposits that matured during the quarter.

Net cash provided by financing activities for the three months ended March 31, 2012 was NIS 52.4 million ($14.1 million), compared to an insignificant amount of net cash used in financing activities for the three months ended March 2011. This increase relates to the private placement completed in February 2012.

Developing drugs, conducting clinical trials and commercializing products is expensive and we may need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash resources will be sufficient to fund our approved operating plan into the second quarter of 2014, we may require signiﬁcant additional ﬁnancing in the future to fund our operations. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive under our collaboration or licensing arrangements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the costs of ﬁling, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses;

•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates; and

•	payments to the OCS.

Until we can generate signiﬁcant continuing revenues, we expect to satisfy our future cash needs through payments received under our collaborations, debt or equity ﬁnancings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all.

If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Off-Balance Sheet Arrangements

Since inception, we have not entered into any transactions with unconsolidated entities whereby we have ﬁnancial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with ﬁnancing, liquidity, market risk or credit risk support.